VIA EDGAR AND FAX

May 3, 2010

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Woody:

RE:	Host Hotels & Resorts, Inc.
Form 10-K for the Year Ended December 31, 2009
File No. 1-14625

On behalf of Host Hotels & Resorts, Inc. (“Host”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K referenced above as set forth in the letter dated April 22, 2010. For your convenience, we have set forth the Staff’s original comments immediately preceding our responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.	We note that you incorporate Part III disclosure by reference to your proxy statement. We also note that the registrant filed its proxy statement on April 1, 2010. Please note that we will need to review this material before we can complete our review of your 10-K, and we may have additional comments.

Response:

The Registrant notes the comment.

Securities and Exchange Commission

May 3, 2010

Financial Statements

Consolidated Statements of Operations. page 91

2.	We note that you reported within your 2008 Form 10-K that net income available to common stockholders was $418 million and $718 million for the years ended December 31, 2008 and 2007. We also note that you have reported within your 2009 Form 10-K that net income available to common stockholders was $386 million and $694 million for the years ended December 31, 2008 and 2007. Please clarify for us why these prior year amounts appear to have been changed.

Response:

The net income available to common stockholders for 2008 and 2007 was restated because of the adoption of FSP APB 14-1 (currently incorporated into ASC 470-20) on August 5, 2009 in conjunction with the filing of a Form 8-K.

The prior year amounts were restated because FSP APB 14-1 requires issuers of convertible debt instruments to separately account for the liability and debt components of these instruments. FSP APB 14-1 was effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years and was required to be applied retrospectively to all periods presented. Early adoption of FSP APB 14-1 was not permitted. Effective January 1, 2009, the Registrant adopted FSP APB 14-1, and applied it retrospectively beginning with the filing of its first quarter Form 10-Q on April 23, 2009. The Registrant had disclosed its estimate of the effect of adoption of this standard each quarter beginning with the filing of its second quarter 2008 Form 10-Q, and in its 2008 Form 10-K, as well as the actual effect of adoption on previously issued financial statements in each Form 10-Q filed in 2009.

On August 5, 2009, and in connection with the filing of a new registration statement, the Registrant filed a Form 8-K to restate previously issued financial statements in order to reflect the impact of adopting FSP APB 14-1, as well as the adoption of SFAS 160 and the disposition of four hotel properties. The revised, audited annual financial statements presented net income available to common stockholders of $386 million and $694 million for fiscal years 2008 and 2007, respectively. On November 9, 2009, and in connection with the filing of another new registration statement, the Registrant filed another Form 8-K to revise its previously restated annual financial statements as a result of the disposition of one hotel property. There was no change in the revised, audited financial statements to reported net income available to common stockholders as a result of the reclassification. The disclosure regarding the adoption of FSP APB 14-1 was repeated in Note 1 Summary of Significant Accounting Policies to the financial statements.

In the 2009 annual financial statements on Form 10-K, Note 4 Debt, the Registrant provided a detailed explanation of its accounting treatment and classification of the components of these convertible debt instruments as liabilities and equity. The disclosure

Securities and Exchange Commission

May 3, 2010

included specific detail of the face value of each of the three instruments outstanding, the amount recorded in liabilities and equity, the unamortized discount, the effective interest rate and the amount of interest expense recorded for 2009, 2008 and 2007, respectively.

Summary of Significant Accounting Policies. page 98

3.	Please tell us and disclose why you have classified the non-controlling interests associated with your operating partnership within the mezzanine section of your balance sheet. Please cite the relevant accounting guidance within your response.

Response:

ASC 480-10-S99, paragraph 4 states: “ASR 268 requires equity instruments with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity. The SEC staff does not believe it is appropriate to classify a financial instrument that meets the conditions for temporary equity classification under ASR 268 as a liability.” Further, paragraph 9 of this standard notes that “an equity investment may contain provisions that allow the holder to redeem the instrument for cash or other assets upon the occurrence of events that are not solely within the issuer’s control. Such events may include:

•	The failure to have a registration statement declared effective by the SEC by a designated date…….”

Pursuant to the partnership agreement, the operating partnership units of Host Hotels & Resorts, L.P. (“OP Units”) may be redeemed for cash or, at the Registrant’s option, for shares of common stock of the Registrant that are registered under the Securities Act of 1933 and listed on the New York Stock Exchange. In accordance with ASC 480-10-S99, paragraph 9, the OP Units do not meet the requirements for classification as equity because the need to have a registration statement declared effective by the Commission by a designated date is not considered within control of the issuer. Accordingly, we have classified the non-controlling interests of the operating partnership in the mezzanine section of the balance sheet. The Registrant notes that the accounting guidance referenced above was written before the adoption of final rules in 2005 on securities offering reforms.

Securities and Exchange Commission

May 3, 2010

Registrant hereby confirms acknowledgement of the fact that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any further action with respect to the filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (240) 744-5410, or Brian Macnamara at (240) 744-5423.

Sincerely,

/s/ Larry K. Harvey
Larry K. Harvey
Executive Vice President and Chief Financial Officer

cc:	Elizabeth A. Abdoo

Brian G. Macnamara

Host Hotels & Resorts, Inc.

Scott Herlihy

Latham & Watkins, LLP

Howard Efron

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission